SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

 Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of Registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Calle Mario Pani No. 100,

Sante Fe Cuajimalpa,

Cuajimalpa de Morelos,

05348, Ciudad de México,
México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this

Form, the registrant is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

Coca-Cola FEMSA announces successful pricing of the first

social bonds in the consumer sector in the Americas

and sustainability bonds in Mexico

•	Coca-Cola FEMSA becomes the first company in the consumer sector to price social bonds in the Americas, and prices the first social bonds of the Coca-Cola System.
•	Furthermore, Coca-Cola FEMSA has become the first company in the consumer sector in Mexico to price sustainability bonds.

Mexico City, Mexico - October 6, 2022 - Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOF UBL; NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), announces the successful pricing of its social and sustainability bonds in the Mexican market for a total of Ps. 6,000 million, becoming the first non-financial corporate in Mexico and the first corporation from the consumer sector to price financial instruments with a social label in the Americas.

The transaction was completed through a dual-tranche format with the tickers KOF22S and KOF22X. The first tranche was priced at a fixed rate of 9.95% (Mbono+0.30%) for an amount of Ps. 5,500 million due in 7 years; the net proceeds of this bond will be used to finance social projects. The second tranche was priced at a variable rate of TIIE + 0.05% for an amount of Ps. 500 million due in 4 years; the net proceeds of this bond will be used to finance sustainability projects. In both cases, the projects should comply with eligibility criteria defined in the Sustainability Bonds Framework attached to each supplement.

Both issuances received a credit rating of mxAAA from S&P Global Ratings S.A. de C.V. and AAA.mx by Moody’s de México, S.A. de C.V. BBVA México and HSBC México acted as placement intermediaries and social structuring agents in the issuance of these bonds.

“This issuance reaffirms our commitment to the development of our communities, while endorsing our environmental projects’ goals and our vision of placing sustainability at the heart of our business. As industry leaders, we at Coca-Cola FEMSA are convinced that sustainable and social financing enables us to promote projects that generate a positive impact, creating social and environmental value for our stakeholders,” said John Santa Maria, CEO of Coca-Cola FEMSA.

Eduardo Osuna Osuna, Vice President and CEO of BBVA Mexico, commented, "BBVA Mexico is strongly committed to promoting actions that enhance social development in order to support the communities in need, and that are positive for our environment.” He added, “The bank has supported its clients by participating as an intermediary in the placement of green and social bonds, reaching an amount of more than Ps. 21,000 million year-to-date.”

Additionally, Juan Carlos Pérez Rocha, Deputy CEO of Wholesale Banking of HSBC Mexico stated, “At HSBC we are committed to a sustainable future and, therefore, to providing solutions to our clients that support them in their transition to a low-carbon economy. We are proud to be part of this important placement for Coca-Cola FEMSA, which positions them as the first corporate in the consumer sector to issue a social bond in America and the first investment grade corporate in the food and beverage sector in Latin America to place a sustainable bond.”

The net resources from these bonds will be used to finance projects focused on the development of the communities in which the Company has a presence and that respond to their local needs. Coca-Cola FEMSA has become the first non-financial corporation in the Americas and the first company in the Coca-Cola System to issue a social bond, making the financing of social projects available to investors. Among the outstanding social projects are support programs that provide entrepreneurial and self-employment skills, financial solutions that support store owners, and investments in sustainable community development, including water replenishment projects and water access in vulnerable communities.

This issuance complements Coca-Cola FEMSA’s Green Bond placed in 2020 and Sustainability-linked Bonds issued in 2021, and reinforces the Company's commitment to its stakeholders, particularly in the territories where it has presence, aligned with the United Nations’ Sustainable Development Goals (SDGs), through actions that impact both the environment and communities. In addition, by financially empowering initiatives in the hands of women, these actions respond to the United Nations’ Women's Empowerment Principles (WEPs).

As part of the issuance, the Company published a Sustainability Bonds Framework, which is aligned with the 2020 Sustainability Linked Bonds Principles (“SLBP”), as administered by the International Association of Capital Markets. This Framework includes the pillars that guide the Company's long-term sustainability strategy, as well as key indicators that are aligned with its sustainability goals for 2030. Additionally, the Company obtained an opinion from S&P Global Ratings, an independent third party, confirming that the projects included in the Sustainability Bonds Framework are aligned with the industry’s best practices.

Information on the Sustainable Bond Framework and the opinion of the independent third party is available at: https://coca-colafemsa.com/en/sustainability-bonds/

For additional information, please contact the Investor Relations team:

•	Jorge Collazo | jorge.collazo@kof.com.mx
•	Lorena Martin | lorena.martinl@kof.com.mx
•	Marene Aranzabal | marene.aranzabal@kof.com.mx
•	Jose Enrique Solís | tmxjose.solis@kof.com.mx

Media:

•	Vanessa Aleman Ortíz | vanessa.aleman@femsa.com
•	Oscar Martínez Hernández | oscarf.martinez@femsa.com

COCA-COLA FEMSA

October, 06 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 6, 2022

COCA-COLA FEMSA, S.A.B. DE C.V.

By: /s/ Constantino Spas Montesinos
Name: Constantino Spas Montesinos
Title: Chief Financial Officer